FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company")

Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

July 13, 2021.

Item 3: News Release

The news release was disseminated via Newswire on July 13, 2021 and was filed on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On July 13, 2021, the Company entered into a share purchase agreement (the "Agreement") with shareholders of 102105699 Saskatchewan Ltd. ("102 Saskatchewan"), pursuant to which the Company shall acquire all of the issued and outstanding shares of 102 Saskatchewan for C$2,900,000 (the "Acquisition"), of which: (i) C$2,150,000 shall be paid in common shares in the capital of the Company (each a "Common Share") on the basis of a deemed price per Common Share equal to the volume weighted average price per Common Share on the TSX Venture Exchange (the "TSXV") for the ten (10) consecutive trading days preceding the closing of the Acquisition and (ii) the remaining C$750,000 shall be paid in cash on hand.

The Acquisition, which is an arm's length transaction, is subject to, among other things, receipt of required TSXV approval, Saskatchewan Liquor and Gaming Authority approval, and other customary conditions of closing, and is expected to close within thirty (30) days.

Item 5.1: Full Description of Material Change

See Item 4 above.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer & Director

Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9: Date of Report

July 19, 2021.